Shareholder Letter Q1 FY19

From the CEOs Fellow shareholders, Fiscal 2019 is off to a great start, generating $267.3m in revenue and $74.2m in free cash flow, and adding 5,888 net-new customers in the quarter, bringing our total customer count to 131,684. In September, we brought together nearly 2,000 users, partners, and Atlassians at Summit Europe 2018 in Barcelona to learn more about our customers' needs and share our latest product and company updates. Almost 60% of attendees identified themselves as being part of IT teams, which made launching Jira Ops and announcing our acquisition of OpsGenie at Summit all the more meaningful. As you’ll see in the sections below, we’re revolutionizing the way IT teams work, partnering with leading technology companies to better serve our customers, constantly improving our products to unleash the potential of every team, and listening closely to the needs of enterprise customers. Note: All financial results and targets in this letter are based on the new revenue recognition standard IFRS 15. Q1 FY19 2

Modernizing IT across the Fortune 500,000

Supporting IT teams across companies of all sizes is an immense and early opportunity for us. Modern IT departments are undergoing a significant transformation as they become more service-driven and agile-oriented, seeking new and better ways to manage workflows and improve collaboration across their organizations. Atlassian's DNA in team collaboration means our products are well suited to their needs. And we benefit from already being well positioned to serve IT teams - many of the software developers we serve today may be part of their organization's IT department, or work alongside their IT colleagues.

We are doubling down on the IT market in fiscal 2019. The first area of many we are addressing targets the critical workflows around the incident management lifecycle. Software has become part of our daily lives but this progress comes with a downside – specifically, downtime. Preventing and responding to service disruptions has become one of the biggest challenges facing IT organizations today.

At Summit Europe, we were thrilled to announce the acquisition of OpsGenie and the launch of Jira Ops. Together, these products will help IT operations teams better coordinate and manage the people, processes, and workflows needed to respond to and resolve outages faster.

Jira Ops OpsGenie


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ATLASSIAN Q1 FY19 3

OpsGenie is a leader in incident alerting and on-call schedule management, with more than 3,000 customers, including Air Canada, The Washington Post and Overstock.com. Our acquisition of OpsGenie closed on October 1st. OpsGenie is already directly integrated with our newest product, Jira Ops. Jira Ops combines and automates the patchwork processes and tools IT teams use to deal with outages, including alerting and escalation, chat, customer communications, customer service, root cause analysis and post-incident task management. Jira Ops is available now in early access, with the official release planned for early CY 2019. More information on Jira Ops can be found at https://www.atlassian.com/software/jira/ops.

There's also the everyday business of delivering excellent IT service, and our products play an increasingly important role here. The use of Confluence is growing within IT teams to document their service requirements and history. And Jira Service Desk has seen rapid growth as more teams use it to manage their service workflows. IT teams using Jira Service Desk Cloud now have a redesigned self-service help center that allows their customers to find answers quickly so service agents can focus on more complex, specialized tasks. Even when agents are on the go, they can keep work moving forward now that Jira Service Desk is part of the Jira Cloud mobile app.



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ATLASSIAN Q1 FY19 4

Partnering up Atlassian has a strong tradition of investing in R&D to build products that customers love, complemented by selective acquisitions. We also seek out partnerships with best-of-breed technology providers to improve the workflows across our respective products and improve the customers' experience. In addition to the Slack partnership we announced last quarter, we recently announced partnerships with InVision and Zoom. We made strategic investments in all three companies. InVision enables design teams to create world-class digital experiences. Atlassian and InVision already have a strong relationship built on integrations for Jira, Confluence, and Trello. The partnership will result in deeper product integrations and will create even more seamless workflows between developers and designers. Zoom is the global leader in cloud-based video communications. By integrating Zoom with Atlassian products, we have an opportunity to elevate the meeting experience for knowledge workers who are often spread across offices, cities, and countries. We will start by focusing on the needs of global IT teams using Jira Ops and OpsGenie, incorporating high bandwidth video conversations with Zoom into their workflows around service disruptions. Q1 FY19 5

Picking up the pace for all teams At Summit Europe, we shared that Trello recently passed a new milestone - 35 million registered users! This was up from approximately 25 million registered users at the same time last year. Trello’s continued success in attracting users lies in its broad appeal for every type of knowledge worker. Trello gives users a flexible, visual way to manage projects and organize just about anything. Trello has been an important member of our family since we acquired them in February 2017, and plays a central role in helping Atlassian reach and better serve both technical and non-technical teams. Jira is widely used to manage work across organizations by software, service and business teams in its various forms: Jira Software, Jira Core and Jira Service Desk. In Barcelona, we showcased the latest Cloud versions of the Jira family that simplify the user experience while keeping the powerful features and flexibility desired by more sophisticated users. For example, we redesigned the Jira issue experience, the most widely viewed page in Jira, to appeal to a broader range of new and advanced Jira users. Finally, our partnership with Slack is already bearing fruit. We expanded the integration between Slack and Atlassian products to include Confluence Cloud. Slack users can now receive chat notifications from Confluence that help them stay on top of changes to the Confluence pages that contain their most important work. They can also see page previews when a Confluence link is shared in a Slack channel, and even comment on a Confluence page without leaving Slack. Q1 FY19 6

Meeting the needs of enterprise customers Within large-scale enterprises considering the cloud, IT teams have the unique challenge of balancing regulatory, performance, and security requirements against the desire to take advantage of cloud-based applications that reduce their overhead. Atlassian is determined to help. First, we recently made changes to Jira Cloud and Confluence Cloud that allowed us to increase the user limit per instance from 2,000 to 5,000. In addition, our new Atlassian Access product we introduced last quarter equips our Cloud customers with SAML single sign-on, two-factor authentication, configurable password policies, and priority access to our support team. IT administrators at companies like Nestle, Lululemon, and Netjets are already taking advantage of the company-wide visibility and control it offers them, while giving their end- users easy access to the Atlassian suite of products. At the same time, customers that opt for Data Center deployments (enterprise-level, on- premises versions) of our products can shop for Atlassian Marketplace apps with confidence due to our new Data Center-approved designation. A typical Data Center customer uses more than 10 apps to customize their Atlassian products, so those apps need to be able to withstand heavy loads and support a wide array of databases. Ecosystem vendors are now required to prove their apps meet a more rigorous, Data Center-specific standard before they receive a “Data Center” listing on the Atlassian Marketplace. More than 100 apps have passed this test so far, with more coming online every week. With Q2'19 underway, our teams are hard at work on more integrations, more innovations, and more ways for customers to get value out of their relationship with Atlassian. Here’s to the exciting road ahead, and to unleashing the potential of every team. MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and CEO Co-founder and CEO Q1 FY19 7

Jay Simons, President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chip companies, thanks to our highly automated sales model that allows us to target the Fortune 500,000.

We finished Q1'19 with 131,684 customers, as a result of the addition of 5,888 net-new customers this quarter. As our acquisition of OpsGenie closed after quarter end, these numbers do not yet include customer additions from OpsGenie.

Over 85% of our net-new customers in Q1'19 chose one or more of our Cloud products. The customer growth during the quarter was driven by each of our core Cloud products.

Customers

Period ended



60,950
65,673
68,837
85,031*
89,237
107,746**
112,571
119,158
125,796
131,684
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.
**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

ATLASSIAN Q1 FY19 8

Some of the new customers we added during the quarter include industrial automation and control system integrator Sage Automation, charitable health care organization Calvary, the Brazil subsidiary of commercial bank Santander, smart security camera maker Arlo, and professional liability insurance provider MAG Mutual. Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, each quarter we like to share a handful of the stories our customers share with us. These examples illustrate the breadth of application and versatility of our products, and demonstrate how we expand across teams, departments and customer organizations. APPDYNAMICS Transforming from siloed startups to team of teams Since opening its doors in 2008 as a global application monitoring service, San Francisco- based AppDynamics (now part of Cisco) has embraced an entrepreneurial culture. Teams throughout the organization operated as “startups within a startup;” they confronted challenges head-on and built custom solutions that delivered on the company's mission to "make the digital world work" for its customers around the world. But as AppDynamics evolved from a small startup into the two thousand-employee enterprise it is today, the company encountered growing pains. Many of the pre-existing processes and systems from its early days needed to be updated to keep pace with the business's changing goals and needs. Prior to adopting Jira Service Desk, AppDynamics was using Jira Software as a service desk for IT support. The workaround suited the developer-dominated company in its early days, but was not scalable in the long run. As the company grew to include more non-technical internal users, AppDynamics realized the need for a dedicated IT service desk that would enable a more user-friendly experience for all team members – agents and help-seekers alike. Since the organization had been using Jira Software and Confluence since its early days, Jira Service Desk was a natural choice. As internal users submitted IT support tickets, other teams realized the value of having a dedicated service desk to manage their own requests and support the growing organization. Over time, AppDynamics scaled Jira Service Desk to nine additional teams outside of IT Support across the organization including HR for onboarding and termination requests, CRM support for permission and data issue reporting, facilities for internal event planning, maintenance, and moving requests, and procurement for services, software, and contract requests. Q1 FY19 9

In the midst of this, AppDynamics was also exploring ways to keep all of their systems up and running. The company was stretching the limits of their previous Jira Software instance and with the help of Atlassian Solution Partner Adaptavist, the team moved to a two-node Data Center stack in AWS. They timed their migration to Data Center with their deployment of Jira Service Desk, and with Jira Service Desk Data Center, teams enjoy high availability with uninterrupted access to their service desks. Thanks to their Atlassian suite of products, AppDynamics has been able to improve transparency and increase uptime across their organization as it has scaled. SNAPFISH Expanding from development to business teams Snapfish, the web-based photo sharing and printing service, adopted Atlassian products to increase speed, efficiency, and transparency in their work. Two years ago, Snapfish was using a variety of tools to manage its projects: a combination of legacy products and personal productivity tools. In search of a better way to work, Snapfish decided to standardize on Atlassian tools beginning with the Cloud versions of Jira Software and Confluence. Snapfish has over 20 development teams building software in a micro-services architecture. By standardizing on the Atlassian software suite (Jira Software, Confluence, Bitbucket, and Bamboo), Snapfish now has safer and more frequent software deployments, which has reduced production escalations by more than 50% while making deployments more visible across the business. The adoption of Atlassian tools at Snapfish has spread to business teams as well. Business managers, customer service teams, and graphic designers have adopted Jira Software and quickly recognized the benefits. The increased visibility into each other's work has led to a better understanding of the status of projects (which in turn has reduced the time spent on email). Managers can now see whether their teams are delivering on their commitments, increasing accountability. The benefits have become so apparent, even Snapfish's partners are on Jira Software so that they can submit requests as issues and track the status of those requests. Q1 FY19 10

James Beer, Chief Financial Officer Financial highlights First quarter of fiscal 2019 financial summary First quarter fiscal 2019 financial(in thousands summary, ex cept per share data and percentage) (in thousands, except per share data) Three Months Ended September 30, 2018 2017 *As Adjusted IFRS Results Revenue $267,292 $195,480 Gross profit $222,107 $155,390 Gross margin 83.1% 79.5% Operating loss ($192) ($20,289) Operating margin (0.1%) (10.4%) Net loss ($242,445) ($11,470) Net loss per share - diluted ($1.03) ($0.05) Non-IFRS Results Gross profit $230,977 $163,675 Gross margin 86.4% 83.7% Operating income $62,527 $38,151 Operating margin 23.4% 19.5% Net income $49,226 $32,468 Net income per share - diluted $0.20 $0.13 Free cash flow $74,213 $62,685 **Adjusted As adjusted ttoo r efreflectlect the impactthe adoption of the full r etrofospectiv IFRS 15.e adoption of IFRS 15. A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website. First quarter 2019 results Revenue Total revenue for Q1’19 was $267.3 million, up 37% year-over-year. Our revenue by line item for the quarter is as follows: • Subscription revenue primarily relates to fees earned from sales of our Cloud products. The remainder of this revenue relates to sales of our Data Center products, which are server products sold to our largest enterprise customers on a subscription basis. We typically recognize subscription revenue ratably over the term of the contract. For Q1’19, subscription revenue was $134.1 million, up 55% year-over-year. Q1 FY19 11

• Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q1’19, maintenance revenue was $92.7 million, up 22% year-over-year. • License revenue is related to fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q1’19, license revenue was $21.8 million, up 12% year-over-year. • Other revenue includes our portion of the fees received from sales of third-party apps in the Atlassian Marketplace, and for training services. For Q1’19, other revenue was $18.7 million, up 39% year-over-year. $267 Total Revenue U.S. $ in millions (Y/Y growth rate in %) $247 $224 $215 $195 37% Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 $267 Revenue by type U.S. $ in millions (Y/Y growth rate in %) $247 $224 12% $215 $195 20% 22% 24% 55% 70% Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Subscription Maintenance Perpetual License Other Q1 FY19 12

Margins and operating expenses IFRS gross margin for Q1’19 was 83.1%, compared with 79.5% for Q1'18. Non-IFRS gross margin for Q1’19 was 86.4%, compared with 83.7% for Q1'18. On an IFRS basis, operating expenses were $222.3 million in Q1’19, up 27% from $175.7 million in Q1'18. On a non-IFRS basis, operating expenses were $168.5 million in Q1’19, up 34% from $125.5 million in Q1’18: • Research & development expense on an IFRS basis was $124.4 million in Q1’19, compared with $94.9 million in Q1'18. Research & development expense on a non-IFRS basis was $97.5 million or 36.5% of revenue in Q1’19, compared with $68.9 million or 35.2% of revenue in Q1'18. • Marketing & sales expense on an IFRS basis was $52.3 million in Q1’19, compared with $45.1 million in Q1'18. Marketing & sales expense on a non-IFRS basis was $35.5 million or 13.3% of revenue in Q1’19, compared with $29.9 million or 15.3% of revenue in Q1'18. • General & administrative expense on an IFRS basis was $45.7 million in Q1’19, compared with $35.7 million in Q1'18. General & administrative expense on a non-IFRS basis was $35.4 million or 13.2% of revenue in Q1’19, compared with $26.8 million or 13.7% of revenue in Q1’18. Total employee headcount was 2,738 at the end of Q1’19, an increase of 100 employees since the end of Q4'18. The increase was across all major organizations, with the largest portion being in R&D. IFRS operating loss was $0.2 million for Q1’19, compared with an IFRS operating loss of $20.3 million for Q1'18. Non-IFRS operating income was $62.5 million, or 23.4% of revenue for Q1’19, compared with $38.2 million or 19.5% of revenue for Q1’18. Net income IFRS net loss was $242.4 million, or ($1.03) per diluted share, for Q1’19 compared with an IFRS net loss of $11.5 million, or ($0.05) per diluted share, for Q1'18. Non-IFRS net income was $49.2 million, or $0.20 per diluted share, for Q1'19 compared with $32.5 million, or $0.13 per diluted share, for Q1'18. Under IFRS, we are required to mark-to-market the exchange feature on our exchangeable senior notes and the related capped calls at the end of each reporting period. Net loss for Q1'19 included a non-cash charge to other non-operating expense and finance costs totaling $244.7 million, primarily as a result of marking to fair value the exchange feature and the capped calls. We exclude this non-cash impact of marking these to market from our non-IFRS net income and non-IFRS net income per share results. Q1 FY19 13

Balance sheet

Atlassian finished Q1'19 with $1.8 billion in cash and cash equivalents and short-term investments.

This balance does not take into account our acquisition of OpsGenie, which closed after quarter end, and will be included in our Q2'19 results. The acquisition was valued at approximately $295 million, comprising approximately $259 million in cash and the remainder in Atlassian restricted shares.

Free cash flow

Free cash flow for Q1'19 was $74.2 million, comprised of cash flow from operations of $84.9 million, less capital expenditures of $10.7 million. Free cash flow margin for Q1'19, defined as free cash flow as a percentage of revenue, was 27.8%.

Free cash flow for the quarter was negatively impacted by the payment of annual cash bonuses to employees, which we regularly make during the first quarter of each fiscal year, as well as a reduction in trade and other payables due to the timing of certain payments.

Free cash flow for Q1'19 benefited from refunds received from the IRS.

Financial targets for Q2'19 and fiscal 2019

	IFRS	
	Three Months Ending December 31, 2018	Fiscal Year Ending June 30, 2019
Revenue	$287 million to $289 million	$1,175 million to $1,183 million
Gross margin	83%	82% to 83%
Operating margin	(6%)	(7%)
Net loss per share - diluted	($0.07)	($1.30)
Weighted-avg. shares used in computing diluted IFRS net loss per share	238 million to 239 million	238 million to 240 million

	Non-IFRS	
	Three Months Ending December 31, 2018	Fiscal Year Ending June 30, 2019
Gross margin	86%	85% to 86%
Operating margin	22%	20%
Net income per share - diluted	$0.21	$0.78
Weighted-avg. shares used in computing diluted non-IFRS net income per share	249 million to 250 million	250 million to 252 million
Free cash flow	not provided	$360 million to $370 million

Revenue

Our targets for Q2'19 and fiscal 2019 are based on the new revenue recognition standard IFRS 15.

ATLASSIAN Q1 FY19 14

As we disclosed previously, for fiscal 2019, the acquisition of OpsGenie is expected to add approximately one percentage point of revenue to the target revenue range of approximately $1,146 million to $1,154 million that we provided in our Q4’18 earnings announcement on July 26, 2018. Additionally, for fiscal 2019, the acquisition is expected to be dilutive to IFRS operating margin and earnings per share, and neutral to non-IFRS operating margin and earnings per share. These estimates reflect a reduction relating to fair value adjustments to acquired deferred revenue. The acquisition of OpsGenie closed on October 1, 2018. Margins We expect our non-IFRS gross margin to be slightly lower in 2H’19, relative to 1H’19, due to incremental investments we plan to make in the AWS infrastructure that supports the performance of our fast-growing Cloud products. For our non-IFRS operating margin in fiscal 2019, we anticipate the margin will be higher in 1H’19, relative to 2H’19. We see significant opportunities to support our expansion in the IT teams space, including the growth of Jira Service Desk, Jira Ops, and OpsGenie, and during 2H’19 we will be investing in hiring, product development and marketing in these areas. We continue to expect to achieve modest annual leverage in our non-IFRS operating margin over time. We also expect the following related to our non-IFRS operating margin: • The margin in Q3’19 will incorporate our regular annual salary increases for employees, in addition to the annual reset of employer payroll taxes with the commencement of a new calendar year; and • The sequential decline in non-IFRS operating margin from Q2’19 to Q3’19 to be similar to the decline we saw from Q2’18 to Q3’18 on an IFRS 15 basis. Net income and net income per share Our fiscal 2019 targets for IFRS and non-IFRS net income and net income per diluted share continue to assume other Income will be approximately $20 million in fiscal 2019. Free cash flow Our free cash flow target for fiscal 2019 continues to assume estimated capital expenditures to be approximately $40 million during the fiscal year, due to investments in new leased facilities, including for our new office in Bengaluru, India. We expect approximately half of these capital expenditures to come in 1H’19. We expect our free cash flow margin for the remaining quarters of fiscal 2019 to be higher than our free cash flow margin in Q1’19, as we paid out our annual employee cash bonuses during Q1’19. Q1 FY19 15

ATLASSIAN CORPORATION PLC Consolidated statements of operations (U.S. $ and shares in thousands, except per share data)  (unaudited) Three Months Ended September 30, 2018 2017 *As Adjusted Revenues: Subscription $ 134,065 $ 86,391 Maintenance 92,736 76,219 Perpetual license 21,839 19,448 Other 18,652 13,422 Total revenues 267,292 195,480 Cost of revenues (1) (2) 45,185 40,090 Gross profit 222,107 155,390 Operating expenses: Research and development (1) 124,380 94,862 Marketing and sales (1) (2) 52,262 45,092 General and administrative (1) 45,657 35,725 Total operating expenses 222,299 175,679 Operating loss (192) (20,289) Other non-operating expense, net (237,248) (665) Finance income 7,266 1,255 Finance costs (9,902) (9) Loss before income tax (expense) benefit (240,076) (19,708) Income tax (expense) benefit (2,369) 8,238 Net loss $ (242,445) $ (11,470) Net loss per share attributable to ordinary shareholders: Basic $ (1.03) $ (0.05) Diluted $ (1.03) $ (0.05) Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders: Basic 236,219 228,156 Diluted 236,219 228,156 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. (1) Amounts include share-based payment expense, as follows: Three Months Ended September 30, 2018 2017 Cost of revenues $ 3,519 $ 2,992 Research and development 26,846 25,971 Marketing and sales 7,761 6,209 General and administrative 10,254 8,953 (2) Amounts include amortization of acquired intangible assets, as follows: Three Months Ended September 30, 2018 2017 Cost of revenues $ 5,351 $ 5,293 Marketing and sales 8,988 9,022 Q1 FY19 16

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  (unaudited) September 30, 2018 June 30, 2018 *As Adjusted Assets Current assets: Cash and cash equivalents $ 1,517,780 $ 1,410,339 Short-term investments 277,246 323,134 Trade receivables 51,690 46,141 Current tax receivables 1,460 12,622 Prepaid expenses and other current assets 28,734 29,795 Total current assets 1,876,910 1,822,031 Non-current assets: Property and equipment, net 57,016 51,656 Deferred tax assets 59,690 59,220 Goodwill 311,931 311,943 Intangible assets, net 50,081 63,577 Other non-current assets 197,894 113,401 Total non-current assets 676,612 599,797 Total assets $ 2,553,522 $ 2,421,828 Liabilities Current liabilities: Trade and other payables $ 96,099 $ 113,105 Current tax liabilities 1,342 172 Provisions 7,376 7,215 Deferred revenue 344,909 324,394 Total current liabilities 449,726 444,886 Non-current liabilities: Deferred tax liabilities 12,065 12,160 Provisions 4,348 4,363 Deferred revenue 19,611 18,477 Exchangeable senior notes, net 827,970 819,637 Other non-current liabilities 526,532 214,985 Total non-current liabilities 1,390,526 1,069,622 Total liabilities 1,840,252 1,514,508 Equity Share capital 23,711 23,531 Share premium 455,727 454,766 Other capital reserves 605,504 557,100 Other components of equity (1,211) (61) Accumulated deficit (370,461) (128,016) Total equity 713,270 907,320 Total liabilities and equity $ 2,553,522 $ 2,421,828 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q1 FY19 17

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited) Three Months Ended September 30, 2018 2017 *As Adjusted Operating activities Loss before income tax (expense) benefit $ (240,076) $ (19,708) Adjustments to reconcile loss before income tax (expense) benefit to net cash provided by operating activities: Depreciation and amortization 17,415 20,580 Loss (gain) on sale of investments and other assets 10 (16) Net unrealized foreign currency gain (422) (20) Share-based payment expense 48,380 44,125 Net unrealized loss on exchange derivative and capped calls 236,353 — Amortization of debt discount and issuance cost 8,333 — Interest income (7,266) (1,255) Interest expense 1,570 — Changes in assets and liabilities: Trade receivables (5,371) (3,719) Prepaid expenses and other assets 1,678 2,695 Trade and other payables, provisions and other non-current liabilities (14,278) 1,153 Deferred revenue 21,648 21,241 Interest received 6,740 1,430 Tax refunds received (income tax paid), net 10,215 (1,257) Net cash provided by operating activities 84,929 65,249 Investing activities Purchases of intangible assets (850) — Purchases of property and equipment (10,716) (2,564) Proceeds from sales of property, equipment and intangible assets 721 — Purchases of investments (64,441) (102,341) Proceeds from maturities of investments 92,333 50,768 Proceeds from sales of investments 5,521 49,384 Increase in restricted cash — (132) Net cash provided by (used in) investing activities 22,568 (4,885) Financing activities Proceeds from exercise of share options 997 877 Payment of exchangeable senior notes issuance costs (410) — Net cash provided by financing activities 587 877 Effect of exchange rate changes on cash and cash equivalents (643) 210 Net increase in cash and cash equivalents 107,441 61,451 Cash and cash equivalents at beginning of period 1,410,339 244,420 Cash and cash equivalents at end of period $ 1,517,780 $ 305,871 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q1 FY19 18

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS results (U.S. $ and shares in thousands, except per share data)  Three Months Ended (unaudited) September 30, 2018 2017 *As Adjusted Gross profit IFRS gross profit $ 222,107 $ 155,390 Plus: Share-based payment expense 3,519 2,992 Plus: Amortization of acquired intangible assets 5,351 5,293 Non-IFRS gross profit $ 230,977 $ 163,675 Operating income IFRS operating loss $ (192) $ (20,289) Plus: Share-based payment expense 48,380 44,125 Plus: Amortization of acquired intangible assets 14,339 14,315 Non-IFRS operating income $ 62,527 $ 38,151 Net income IFRS net loss $ (242,445) $ (11,470) Plus: Share-based payment expense 48,380 44,125 Plus: Amortization of acquired intangible assets 14,339 14,315 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 244,686 — Less: Income tax effects and adjustments (15,734) (14,502) Non-IFRS net income $ 49,226 $ 32,468 Net income per share IFRS net loss per share - diluted $ (1.03) $ (0.05) Plus: Share-based payment expense 0.20 0.18 Plus: Amortization of acquired intangible assets 0.06 0.06 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 1.03 — Less: Income tax effects and adjustments (0.06) (0.06) Non-IFRS net income per share - diluted $ 0.20 $ 0.13 Weighted-average diluted shares outstanding Weighted-average shares used in computing diluted IFRS net loss per share 236,219 228,156 Plus: Dilution from share options and RSUs (1) 10,576 12,617 Weighted-average shares used in computing diluted non-IFRS net income per share 246,795 240,773 Free cash flow IFRS net cash provided by operating activities $ 84,929 $ 65,249 Less: Capital expenditures (10,716) (2,564) Free cash flow $ 74,213 $ 62,685 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. (1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2018 and 2017 because the effect would have been anti-dilutive. Q1 FY19 19

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $) Three Months Ending Fiscal Year Ending December 31, 2018 June 30, 2019 Revenue $287 million to $289 million $1,175 million to $1,183 million IFRS gross margin 83% 82% to 83% Plus: Share-based payment expense 1 1 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 86% 85% to 86% IFRS operating margin (6%) (7%) Plus: Share-based payment expense 20 21 Plus: Amortization of acquired intangible assets 8 6 Non-IFRS operating margin 22% 20% IFRS net loss per share - diluted ($0.07) ($1.30) Plus: Share-based payment expense 0.23 0.97 Plus: Amortization of acquired intangible assets 0.09 0.28 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 0.03 1.08 Less: Income tax effects and adjustments (0.07) (0.25) Non-IFRS net income per share - diluted $0.21 $0.78 Weighted-average shares used in computing diluted IFRS net loss per share 238 million to 239 million 238 million to 240 million Dilution from share options and RSUs (1) 11 million 12 million Weighted-average shares used in computing diluted non- IFRS net income per share 249 million to 250 million 250 million to 252 million IFRS net cash provided by operating activities $400 million to $410 million Less: Capital expenditures (40 million) Free cash flow $360 million to $370 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending December 31, 2018 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive. Q1 FY19 20

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated benefits of the OpsGenie acquisition, strategic partnerships, market expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation • Amortization of acquired intangible assets • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs • Mark to fair value of the exchangeable senior notes exchange feature • Mark to fair value of the related capped call transactions • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q1 FY19 21

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations; • For planning purposes, including the preparation of our annual operating budget; • To allocate resources to enhance the financial performance of our business; • To evaluate the effectiveness of our business strategies; and • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 131,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, and Jira Service Desk at https://atlassian.com. Investor relations contact: Ian Lee, IR@atlassian.com  Media contact: Gabe Madway, press@atlassian.com Q1 FY19 22